Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(AMOUNTS IN CANADIAN DOLLARS)

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)
	March 31,	December 31,
	2010	2009
	(Unaudited)
ASSETS

CURRENT
Cash	$230	$226
Accounts receivable	111	253
Deposits and prepaid expenses	24	35
	365	514
INVESTMENT IN SOUTHCORE (Note 4)	544	544
CAPITAL ASSETS	41	47
	$950	$1,105

LIABILITIES

CURRENT
Accounts payable	$302	$331
Accrued liabilities	225	161
Deferred revenue	171	27
Notes payable (Note 5)	161	156
	859	675
SECURED SUBORDINATED NOTES (Note 6)	433	446
	1,292	1,121

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 7)	110,534	110,238
Contributed surplus	3,071	3,071
Warrants (Note 8)	509	492
Stock options (Note 9)	1,510	1,425
Conversion feature on secured subordinated notes (Note 6)	667	779
Deficit	(116,633)	(116,021)
	(342)	(16)
	$950	$1,105

Going concern (Note 2)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended March 31,
	2010	2009

Revenues (Note 10)	$172	$159
Operating expenses:
General and administrative	388	440
Customer service and technology	192	174
Sales and marketing	51	17
Stock-based compensation	85	48
Depreciation	6	8
Total operating expenses	722	687
Loss from operations before the under-noted	(550)	(528)

Interest expense:
Interest on notes payable and secured subordinated notes	29	95
Accretion of secured subordinated notes	33	136
	62	231
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(612)	$(759)
LOSS PER SHARE, BASIC AND DILUTED	$(0.004)	$(0.006)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	161,035	119,852

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)
	Three Months Ended March 31,
	2010	2009

DEFICIT, BEGINNING OF PERIOD	$(116,021)	$(113,612)
LOSS FOR THE PERIOD	(612)	(759)
DEFICIT, END OF PERIOD	$(116,633)	$(114,371)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian dollars) (Unaudited)
	Three Months Ended
	March 31,
	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(612)	$(759)
Items not affecting cash:
Stock-based compensation	85	48
Depreciation	6	8
Accretion of secured subordinated notes	33	136
	(488)	(567)
Changes in non-cash operating working capital (Note 13)	349	97
	(139)	(470)

INVESTING
Acquisition of capital assets	-	(4)
	-	(4)

FINANCING
Repayment of notes payable (Note 5)	-	(137)
Warrants exercised (Note 8 (b))	143	1,320
Stock options exercised	-	7
	143	1,190
NET CASH INFLOW DURING THE PERIOD	4	716
CASH, BEGINNING OF PERIOD	226	460
CASH, END OF PERIOD	$230	$1,176

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$10	$10

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES -See Note 13

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.  The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2009, except as described below.

Adoption of New Accounting Policies

Multiple Deliverable Revenue Arrangements
In December 2009, the Canadian Institute of Chartered Accountants (CICA) issued Emerging Issues Committee (EIC) 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Accounting Standards Update (ASU) 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (VSOE) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  The Company adopted EIC 175 prospectively effective January 1, 2010.

The Company is still required to determine the appropriate accounting under EIC 175, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes.  In the past, for arrangements involving multiple elements, the Company allocated revenue to each component based on VSOE of the fair value of each element.  Effective January 1, 2010, the Company has allocated revenue using the relative selling price method of the separate units of accounting.  The multiple elements in an arrangement typically might include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings as described in Note 3 of the Company's Annual Financial Statements for 2009.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by VSOE or third-party evidence of selling price, and if both are not available, estimated selling prices is used.  The allocated portion of the arrangement which is undelivered is then deferred.

5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

The Company's revenue arrangements may contain multiple elements; however, the adoption of the new EIC 175 did not have a material impact on the Company's financial statements.

New Accounting Pronouncements Yet to be Adopted

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will assess the impact of the new standards on its unaudited interim consolidated financial statements when it completes a business combination.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  Management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.

2.	GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2009.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

The continued existence beyond March 31, 2010 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.	TRANSACTIONS WITH RELATED PARTIES

There were no related party transactions during the quarters ended March 31, 2010 and 2009.

4.	INVESTMENT IN SOUTHCORE

During 2009, the Company entered into a strategic partnership with the Pan Pacific Group International Ltd. (“Pan Pacific”) through the shared ownership of Southcore Technologies Ltd. (“Southcore”).  Northcore issued 7,500,000 common shares from treasury to Pan Pacific in exchange for a 40 percent interest in Southcore.  The shares are to be delivered in two tranches of 3,750,000 shares each.  The first tranche was delivered on the closing date of the transaction on June 24, 2009.  The second tranche shall be delivered upon the achievement of certain performance criteria.

The investment is recorded using the equity method of accounting.  The fair value of the first tranche in the amount of $544,000 was calculated as 3,750,000 shares multiplied by the closing trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) immediately preceding the closing date.  The contingent 3,750,000 shares will be issued to Pan Pacific and recorded as an addition to the investment upon the satisfaction of performance criteria as specified in the agreement.  The performance criteria have not been achieved at March 31, 2010.

There were no significant operations in Southcore or gain or loss from equity investment recorded during the period from inception to March 31, 2010.

7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

5.	NOTES PAYABLE

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000.  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director and officer of the Company.  The notes payable matured on December 31, 2009 and were secured as per the Series H security terms; however, the final installment has not been remitted and the Company is currently in negotiation with the debt holders over the timing of the final settlement amount.

During the quarter ended March 31, 2010, the Company repaid $nil (March 31, 2009 - $24,000) and accrued interest in the amount of $1,000 (March 31, 2009 - $3,000).  The balance outstanding as at March 31, 2010 is $31,000 (December 31, 2009 - $30,000).

b)
During the quarter ended March 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000.  The notes payable matured on December 31, 2009 and were secured as per the Series G security terms; however, the final installment has not been remitted and the Company is currently in negotiation with the debt holders over the timing of the final settlement amount.

During the quarter ended March 31, 2010, the Company repaid $nil (March 31, 2009 - $60,000) and accrued interest in the amount of $4,000 (March 31, 2009 - $5,000).  The balance outstanding as at March 31, 2010 is $130,000 (December 31, 2009 - $126,000).

6.	SECURED SUBORDINATED NOTES

a)	The following summarizes the face and carrying values of the secured subordinated notes.

Secured Subordinated Notes	March 31, 2010		December 31, 2009
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Series N	$600	$314	$600	$289
Series L	360	119	505	157
Closing balance	$960	$433	$1,105	$446
Current portion of notes	$-	$-	$-	$-
Long-term portion of notes	$960	$433	$1,105	$446

b)
During the quarter ended March 31, 2010, $145,000 (face value) of the Series L notes (book value of $46,000) were converted into 1,450,000 equity units, represented by 1,450,000 common shares valued at $61,000 and 1,450,000 warrants valued at $51,000.

8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

c)	As at March 31, 2010, accrued liabilities include $56,000 (December 31, 2009 - $53,000) of unpaid interest payable relating to the secured subordinated notes.

d)	The following summarizes the face and carrying values of the liability and the equity components of the secured subordinated notes.

	Three Months Ended March 31, 2010
Secured Subordinated Notes (Liability Component)	Face Value	Carrying Value
	(in thousands)
Opening balance - January 1, 2010	$1,105	$446
Accreted (non-cash) interest	-	33
Conversion of notes:
Series L (Note 6 (b))	(145)	(46)
Closing balance - March 31, 2010	$960	$433

Conversion Features on Secured Subordinated Notes	Three Months Ended March 31, 2010
Including Conversion Feature of Attached Warrants	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance - January 1, 2010	22,100	$779
Conversion of notes:
Series L (Note 6 (b))	(2,900)	(112)
Closing balance - March 31, 2010	19,200	$667

7.	SHARE CAPITAL

a)	Authorized
Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)	Outstanding Common Shares

	March 31, 2010
	Number	Amount
(in thousands of shares and dollars)
Opening balance - January 1, 2010	159,353	$110,238
Conversion of notes (Note 6 (b))	1,450	107
Payment of interest (Note 7 (c))	52	12
Warrants exercised (Note 8 (b))	950	177
Closing balance - March 31, 2010	161,805	$110,534

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

c)	Payment of Interest
During the quarter ended March 31, 2010, accrued interest in the amount of $12,000 (March 31, 2009 - $38,000) relating to Series L (March 31, 2009 - Series K) was settled through the issuance of 52,000 (March 31, 2009 - 252,000) common shares based on an average fair value of $0.23 (March 31, 2009 - $0.15) per share.

8.	WARRANTS

a)	The following table summarizes the transactions relating to outstanding warrants.

	March 31, 2010
	Number	Amount
(in thousands of warrants and dollars)
Opening balance - January 1, 2010	10,249	$492
Conversion of notes (Note 6 (b))	1,450	51
Warrants exercised (Note 8 (b))	(950)	(34)
Closing balance - March 31, 2010	10,749	$509

b)	Warrants Exercised
During the quarter ended March 31, 2010, Series L note holders exercised 950,000 common share-purchase warrants (book value of $34,000) for total proceeds of $143,000.

9.	STOCK OPTIONS

a)
As at March 31, 2010, 8,466,000 stock options were outstanding to employees and directors of which 4,830,000 were exercisable.  As at December 31, 2009, 5,036,000 stock options were outstanding to employees and directors, of which 4,466,000 were exercisable.

b)
On March 30, 2010, the Company granted 4,015,000 stock options to employees and directors of the Company.  The options have an exercise price of $0.20 and an expiry date of March 29, 2015.  The grant date fair value of $0.12 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 84 percent, a risk free interest rate of three percent, a maturity of five years and a dividend yield of nil.  The options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2010.

c)
The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three months ended March 31, 2010 and March 31, 2009, the employee stock option expense was $85,000 and $48,000, respectively.

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

10.	REVENUES

Revenues are comprised of the following:

	Three Months Ended March 31,
	2010	2009
	(in thousands)
Services	$95	$54
Hosting fees	64	79
Royalty fees	13	26
	$172	$159

11.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	March 31, 2010	December 31, 2009
	(in thousands)
Current assets	$42	$60
Current liabilities	(15)	(26)
Net investment	$27	$34

	Three Months Ended March 31,
Consolidated Statements of Operations	2010	2009
	(in thousands)
Operating revenue	$22	$17
Operating expenses	-	(47)
Net income (loss)	$22	$(30)

	Three Months Ended March 31,
Consolidated Statements of Cash Flows	2010	2009
	(in thousands)
Operating activities	$13	$-
Investing activities	-	-
Financing activities	-	-
Net cash outflow	$13	$-

Operating expenses for the quarter ended March 31, 2010 included a provision for doubtful accounts in the amount of $nil (March 31, 2009 - $46,000).

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

12.	FINANCIAL RISK FACTORS

a)	Financial Risk Factors

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

One customer accounted for 68 percent (March 31, 2009 - three customers accounted for 56 percent, 16 percent and 14 percent, respectively) of total revenues for the quarter ended March 31, 2010.  As at March 31, 2010, two customers accounted for 68 percent and 13 percent, respectively (December 31, 2009 - four customers accounted for 33 percent, 22 percent, 21 percent and 16 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	March 31, 2010	December 31, 2009
	(in thousands)
Current	$73	$102
Past due (61-120 days)	30	91
Past due (> 120 days)	8	60
	$111	$253

The allowance for doubtful accounts recorded as at March 31, 2010 was $nil (December 31, 2009 - $nil).

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as noted in Going Concern (Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2010 and 2009
(in Canadian dollars) (Unaudited)

13.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended March 31,
	2010	2009
	(in thousands)
Accounts receivable	$142	$131
Deposits and prepaid expenses	11	(4)
Accounts payable	(29)	(58)
Accrued liabilities	81	39
Deferred revenue	144	(11)
	$349	$97

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended March 31,
	2010	2009
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 7 (c))	$12	$38

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

(AMOUNTS IN CANADIAN DOLLARS)

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them liberate more capital from their assets.

Northcore also owns a 40 percent interest in Southcore Technologies Ltd. (“Southcore”), a strategic partnership with the Pan Pacific Group International Ltd. (“Pan Pacific”).  Through this collaboration, Pan Pacific markets Northcore’s proven suite of online products to its broad international business network and connects certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the Over-the-Counter (OTC) Bulletin Board (OTCBB: NTLNF).

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.  Unless otherwise indicated, all disclosures in this management discussion and analysis are presented in accordance with such principles and currency.

DEVELOPMENTS IN THE FIRST QUARTER OF 2010

Northcore accomplished the following activities in the period:

•
Completed the development cycle of a holistic remarketing platform combining mobile computing with Asset Tracker and Asset Seller. This world class technology is targeted at the equipment OEM sector and has moved into the user testing stage with NACCO Materials Handling Group as the lead customer for this product;

•	Increased the volume of third party auction events in the light-duty construction equipment and utility vehicle categories, with successful value realization and improved sales cycle efficiency;
•
Evidenced continued effectiveness in the remarketing of corporate aircraft and established Asset Seller as a leading platform for sales of high value asset categories  by displaying showcased items in unprecedented rich detail;

•	Continued to evolve the new mobile asset management product delivered on the next generation of Motorola mobile devices;

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

•	Responded to the new business potential from anywhere-anytime solutions possible through the use of telematics;
•	Cultivated new distribution partners where our products are a strong addition to existing technology solutions for their customers; and
•
Continued to strengthen our balance sheet through the conversion of $145,000 secured subordinated notes into equity combined with $143,000 of new equity through the exercise of the associated warrants. Secured debt on our balance sheet has been significantly reduced by $1,412,000 or 70 percent, from $2,006,000 to $594,000 between Q1 2009 and Q1 2010.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the OTC Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

RESULTS OF OPERATIONS

Comparison of the Quarters Ended March 31, 2010 and March 31, 2009

This section compares the unaudited consolidated financial results for the three months ended March 31, 2010 and March 31, 2009 and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Our loss for the first quarter of 2010 was $612,000, or $0.004 per share, compared to loss of $759,000, or $0.006 per share, for the same quarter of 2009.  The improvement in loss of $147,000 or 19 percent was mainly due to the increase in revenues and a decrease in interest expense, partially offset by an increase in operating expenses.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues increased by $13,000 or eight percent, to $172,000 for the quarter ended March 31, 2010 from $159,000 for the quarter ended March 31, 2009.  The increase in revenues was attributed to the increase in services revenue, partially offset by the decrease in application hosting and royalty fees.  As the majority of our revenues are billed in U.S. dollars, the appreciation of the Canadian dollar against the U.S. dollar by almost 20 percent translated into a decline in application hosting fees compared to prior year.  The increase in services revenue was attributed to the increase in the number of projects with GE and NACCO Materials Handling Group, while the decrease in royalty fees resulted from lower billings by ADB Systemer AS during the quarter under the Company’s royalty arrangement.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $52,000 or 12 percent, to $388,000 for the quarter ended March 31, 2010, as compared to $440,000 for the quarter ended March 31, 2009.  The reduction in licensing fees and in bad debt expense contributed to the savings, partially offset by the increase in foreign exchange loss on settlement of royalty fees during the quarter.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  These costs amounted to $192,000 for the quarter ended March 31, 2010, as compared to $174,000 for the same quarter of 2009, an increase of $18,000 or 10 percent.  The increase in costs was due primarily to the increase in staffing levels compared to the same period of 2009.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended March 31, 2010, sales and marketing costs amounted to $51,000, as compared to $17,000 for the quarter ended March 31, 2009, an increase of $34,000 or 200 percent.  The addition of a new sales leader during the second quarter of 2009 and the related marketing expenses attributed to the increase in expenses compared to the same quarter of 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

Stock-based Compensation: For the quarter ended March 31, 2010, stock-based compensation expense amounted to $85,000, an increase of $37,000 over the $48,000 recorded during the same period of 2009.  The increase was due to the vesting of stock options, which were higher in the first quarter of 2010 due to the higher number of stock options granted.

Depreciation: Depreciation expense was $6,000 for the quarter ended March 31, 2010, consistent with $8,000 for the quarter ended March 31, 2009.

Interest Expense:  Interest expense decreased by $169,000 or 73 percent to $62,000 for the quarter ended March 31, 2010, compared to $231,000 for the same quarter of 2009.  The decrease in interest expense was due to the full conversions of the principal amounts of the Series I, J, K and M secured subordinated notes during 2009.  The interest expense for 2010 included a cash interest expense of $29,000 and a non-cash accretion interest expense of $33,000 related to the Series L and N secured subordinated notes.  The interest expense for 2009 included a cash interest expense of $95,000 and a non-cash accretion interest expense of $136,000 related to the Series I, J, K, L, M and N secured subordinated notes.

Cash Flows from Operating Activities:  Operating activities resulted in cash outflows of $139,000 for the first quarter of 2010, as compared to $470,000 for the first quarter of 2009.  The improvement in operating cash flows was due to a reduction in operating loss and an improvement in cash flows from non-cash operating working capital as detailed in Note 13 of the unaudited interim consolidated financial statements.

Cash Flows from Investing Activities:  There were no investing activities during the first quarter of 2010, as compared to cash outflows of $4,000 for the same quarter of 2009.  Cash outflows from investing activities in 2009 were the result of the acquisition of new capital assets during the quarter.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $143,000 during the first quarter of 2010, as compared to $1,190,000 for the first quarter of 2009.   Cash inflows during the first quarter of 2010 were realized from the exercise of Series L warrants.  Cash inflows during 2009 were the result of $1,320,000 realized from the exercise of the Series M warrants and $7,000 realized from the exercise of employee stock options, partially offset by repayment of notes payable in the amount of $137,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008
	(in thousands of Canadian dollars, except per share amounts)
Revenues	$172	$179	$213	$208	$159	$177	$200		$207
Operating expenses:
General and administrative	388	342	328	159	440	305	339		398
Customer service and technology	192	193	191	180	174	171	165		175
Sales and marketing	51	56	55	53	17	16	18		21
Stock-based compensation	85	91	5	39	48	15	9		9
Depreciation	6	6	7	8	8	7	8		9
Total operating expenses	722	688	586	439	687	514	539		612
Loss from operations before the under-noted	(550)	(509)	(373)	(231)	(528)	(337)	(339)		(405)
Interest expense:
Interest on notes payable and secured subordinated notes	29	38	64	63	95	94	93		80
Accretion of secured subordinated notes	33	60	173	139	136	121	104		90
	62	98	237	202	231	215	197		170
Loss and comprehensive loss for the period	$(612)	$(607)	$(610)	$(433)	$(759)	$(552)	$(536)	$	(575)
Loss per share - basic and diluted	$(0.004)	$(0.004)	$(0.004)	$(0.003)	$(0.006)	$(0.005)	$(0.005)		$(0.005)

RELATED PARTY TRANSACTIONS

There were no related party transactions during the quarters ended March 31, 2010 and 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $95.6 million from debt and equity financing and has realized $26.4 million in gains on investment disposals. The Company has not earned profits to date and at March 31, 2010, has an accumulated deficit of $116.6 million.  The Company expects to incur losses further into 2010 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $365,000 were exceeded by current liabilities (excluding deferred revenue) of $688,000 at the end of the first quarter of 2010 by $323,000.  Current assets of $514,000 were exceeded by current liabilities (excluding deferred revenue) of $648,000 by $134,000 at the end of the fourth quarter of 2009.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash increased by $4,000 to $230,000 as at March 31, 2010 from $226,000 as at December 31, 2009.  This increase in cash was the result of the activities described in the Results of Operations section above.

CONTRACTUAL OBLIGATIONS

As at March 31, 2010, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2010	2011	2012	2013	2014
	(in thousands)

Operating leases	$715	$117	$156	$156	$156	$130
License agreements	253	44	44	55	55	55
Notes payable	161	161	-	-	-	-
Secured subordinated notes - principal repayment	960	-	600	-	360	-
Secured subordinated notes - interest payment	264	96	60	-	108	-
	$2,353	$418	$860	$211	$679	$185

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2009.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary to the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

The continued existence beyond March 31, 2010 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures.  We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”). The Company also considers the provisions of the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141 and CICA EIC 175 (which superceded EIC 142), which is analogous to ASC 985-605, in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

ADOPTION OF NEW ACCOUNTING POLICIES

Multiple Deliverable Revenue Arrangements
In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables.  This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with FASB SOP 97-2, Software Revenue Recognition as amended by Accounting Standards Update (ASU) 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have VSOE or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  The Company adopted EIC 175 prospectively effective January 1, 2010.

The Company is still required to determine the appropriate accounting under EIC 175, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes.  In the past, for arrangements involving multiple elements, the Company allocated revenue to each component based on VSOE of the fair value of each element.  Effective January 1, 2010, the Company has allocated revenue using the relative selling price method of the separate units of accounting.  The multiple elements in an arrangement typically might include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings as described in Note 3 of the Company's Annual Financial Statements for 2009.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by VSOE or third-party evidence of selling price, and if both are not available, estimated selling prices is used. The allocated portion of the arrangement which is undelivered is then deferred.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

The Company's revenue arrangements may contain multiple elements; however, the adoption of the new EIC 175 did not have a material impact on the Company's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS YET TO BE ADOPTED

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests. Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will assess the impact of the new standards on its unaudited interim consolidated financial statements when it completes a business combination.

International Financial Reporting Standards (IFRS)
In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.
In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project team that is led by finance management and will include representatives from various areas of the Company as necessary to plan for and achieve a smooth transition to IFRS.  Regular progress reporting to the Audit Committee of the Board of Directors on the status of the IFRS implementation project has been instituted.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

The implementation of IFRS consists of three primary phases, which in certain cases will be in process concurrently as IFRSs are applied to specific areas from start to finish:

•	Initial Assessment and Scoping Phase
This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS.  As a result of these procedures, the potential affected areas are ranked as high, medium or low priority.

•	Impact Analysis, Evaluation and Design Phase
This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content.

•	Implementation and Review Phase
This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance group and other staff, as necessary.

The Company completed the initial assessment and scoping phase in December 2009 and, is now in the impact analysis, evaluation and design phase.  The Company’s preliminary analysis of IFRS and comparison with Canadian GAAP has identified certain differences.  Most of the differences identified will not have a material impact on the reported results and financial position.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening deficit on the first comparative balance sheet based on standards applicable at that time.  Transitional adjustments relating to those standards where comparative figures are not required to be restated and are applied prospectively will only be made as of the first day of the year of adoption.

First-Time Adoption of IFRS
The Company’s adoption of IFRS will require the application of IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does require certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  The Company has elected to apply the below optional exemption available under IFRS 1.

•	Share-Based Payments
On adoption of IFRS, an entity is not required under IFRS 2, Share-Based Payments to recognize share-based payments settled before the entity’s IFRS transition date.  IFRS 1 encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002.  The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

Expected Areas of Significance
The key areas where the Company expects accounting policies may differ and where accounting decisions are necessary that may impact the Company’s consolidated financial statements are set out below.  The list and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas the Company believes to be most significant, however, analysis of changes is still in process and not all decisions have been made where choices of accounting policies are available.  The differences described below are those existing based on Canadian GAAP and IFRS today.  At this stage, the Company has not quantified the impacts expected on its consolidated financial statements for these differences.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010 and 2009
Dated: May 11, 2010

•	Joint Venture
The Company has a 50 percent interest in GE Asset Manager, LLC, a joint business venture with GE Commercial Finance.  Under Canadian GAAP, the Company proportionately consolidates its 50 percent interest in the joint venture in the consolidated financial statements.  Under current IFRS, IAS 31, Interests in Joint Ventures, a choice can be made between the proportionate consolidation and equity methods.  Proposed changes to IFRS as outlined in Exposure Draft 9, Joint Arrangements, would eliminate the choice and would require the equity method.

•	Share-Based Payments
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options expire five years from the date of the grant.  Under Canadian GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period. Under IFRS 2, Share-Based Payments, the fair value of each tranche of the award is considered to be a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period.  Accordingly, this will result in each grant being recognized in income at a faster rate than under Canadian GAAP.

•	Impairments
Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carried value.  Under IFRS, IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carried value.  Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

Management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. However, as part of Company’s IFRS implementation plan, the Company will continue to review the impact on its business activities, its disclosure and internal controls over financial reporting and its financial reporting systems.

CORPORATE DIRECTORY – MARCH 31, 2010

DIRECTORS

T. Christopher Bulger (1), (2), (3)
CFA, MBA
Chairman of the Board

Duncan Copeland
DBA
Chief Executive Officer

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
PhD, FCA, MBA
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1)Member of the Audit Committee
(2)Member of the Management Resources and Compensation Committee
(3)Member of the Corporate Governance Committee

CORPORATE OFFICE Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 1 888 287 7467 AUDITORS KPMG LLP Toronto, Ontario, Canada
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